AG SERVICES OF AMERICA, INC

                                        EXHIBIT 99.1

                                   FOURTH QUARTER AND YEAR
                                  END RESULTS PRESS RELEASE
























                                      - 25 -

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Contact: Brad Schlotfeldt
Ag Services of America, Inc.           2302 West 1st Street
Phone (319) 277-0261                   Thunder Ridge Court
Fax (319) 277-0144                     Cedar Falls, IA 50613
Email brad.schlotfeldt@agservices.com       NYSE: ASV

NEWS RELEASE


          Ag Services Announces Year End Results

Cedar Falls, IA, April 10, 2001 - Ag Services of America, Inc. (NYSE: ASV) today announced record net revenue for Fiscal 2001 through further penetration of AgriFlex Credit(R) in existing market areas. Net revenues increased 17% to $345.6 million for Fiscal 2001 as compared to $294.6 million in Fiscal 2000. Net income from continuing operations was $7.5 million, or $1.36 per diluted share, which includes Powerfarm, the Company's e-commerce initiative, compared to $8.1 million, or $1.48 per diluted share a year ago.

Powerfarm net revenues reached $1.6 million for the Fiscal 2001.
As part of Ag Services long-term strategy, the Company's investment in the build-out of Powerfarm reduced earnings by $975,000, or $0.18 per diluted share in Fiscal 2001 as compared to $120,000, or $0.02 per share last year. Powerfarm's results were in line with plans and management's expectations. Excluding Powerfarm, net earnings from continuing operations for Fiscal 2001 were $8.4 million as compared to $8.2 million for Fiscal 2000.

"This level of earnings was anticipated given the continued increase in the average size of our customers who qualified for greater seed volume discounts, pricing pressures specifically in the chemical industry, expansion into the West and Pacific Northwest where our margins on input sales are currently less than the Midwest and our investment in the future of Ag Services through Powerfarm," stated Brad Schlotfeldt, Senior Executive Officer. "Additionally, early harvesting conditions in the Midwest and record direct government payments to producers resulted in greater program fee refunds earned by our customers."

Fourth quarter net revenue increased 35.3% to $62.7 million in Fiscal 2001 compared to $46.3 million for the fourth quarter one year ago. Net income from continuing operations for the fourth quarter of Fiscal 2001 increased 11.3% to approximately $598,000, $0.11 per diluted share, compared to $538,000 or $0.10 per diluted share, for the same period last year. Excluding Powerfarm, net eanrings from continuing operations for the fourth quarter of Fiscal 2001 were $932,000 as compared to $657,000 for the same period one year ago.

Looking forward to Fiscal 2002, AgriFlex Credit(R) applications and approvals are currently running approximately 15-20% ahead of last year's record levels. The Company's seed and chemical financing program, intermediate financing program, and Powerfarm financing applications have also generated good interest. Efforts have begun to increase the Company's asset backed securitization program to $355 million which is complemented with a senior secured $30 million term note and $15 million revolving line of credit and will provide the necessary funding for Fiscal 2002.

Ag Services of America, Inc., which operates Powerfarm.com, is based in Cedar Falls, Iowa, and is a competitive supplier of input financing and agricultural inputs, including seed, chemicals, fertilizer and cash advances to primarily corn and soybean growers in the U.S. The Company's one-stop shopping business model includes competitive and flexible financing packages through its AgriFlex Credit(R) program combined with the most comprehensive offering of agricultural inputs from national sources such as American Cyanamid, Asgrow, Bayer, Dekalb, Dow AgroSciences, DuPont, Garst, Monsanto, Pioneer Hi-Bred, and Syngenta. The Comapny also provides ancillary services such as crop insurance, crop scouting and grain marketing.

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The Private Securities Litigation Reform Act of 1995 provides a
"safe harbor" for forward-looking statements. This release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially, include the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; unknown risks; the amount and availability under its asset backed securitization program; and the risks described from time to time in the Company's SEC reports.

AgriFlex Credit is a registered trademark and Powerfarm.com and Powerfarm Credit are trademarks of Ag Services of America, Inc. All other trademarks or product names are the property of their respective owners. For more information visist www.agservices.com or www.powerfarm.com.



                                             (Unaudited)                 (Unaudited)
                                        Three Months Ended                Year Ended
                                   --------------------------   --------------------------
                                   February 28,  February 29,   February 28,  February 29,
                                       2001          2000           2001          2000
                                   ------------  ------------   ------------  ------------
                                               (In thousands except per share amounts)

Net revenue:
 Farm inputs                           $56,862       $41,588       $313,792      $269,517
 Financing                               5,834         4,737         31,861        25,067
                                   ------------  ------------   ------------  ------------
   Net revenue                         $62,696       $37,792       $345,653      $294,584
                                   ------------  ------------   ------------  ------------

Cost of revenue:
 Farm inputs                           $53,683       $39,331       $297,489      $253,588
 Financing                               3,221         2,322         17,082        12,062
 Provision for doubtful notes            1,249           869          6,266         5,421
                                   ------------  ------------   ------------  ------------
   Net cost of revenue                 $58,153       $34,610       $320,837      $271,071
                                   ------------  ------------   ------------  ------------

Gross profit:
 Farm inputs                            $3,179        $2,257        $16,303       $15,929
 Financing                               2,613         2,415         14,779        13,005
 Provision for doubtful notes           (1,249)         (869)        (6,266)       (5,421)
                                   ------------  ------------   ------------  ------------
   Gross margin                         $4,543        $3,803        $24,816       $18,835

Operating expenses                       3,547         2,909         12,798        10,556
                                   ------------  ------------   ------------  ------------
Income from contuining operations
 before income taxes                      $996          $894        $12,018       $12,957

Income taxes                               398           356          4,564         4,878
                                   ------------  ------------   ------------  ------------

Income from continuing operations         $598          $538         $7,454        $8,079

Discontinued operations                     --          (348)            --          (469)
                                   ------------  ------------   ------------  ------------

Net income                                $598          $190         $7,454        $7,610
                                   ============  ============   ============  ============

Earnings per share - Basic:
 Income from continuing operations       $0.11         $0.10          $1.41         $1.54
 Discontinued operations                    --        ($0.07)            --        ($0.09)
                                   ------------  ------------   ------------  ------------
 Net Income                              $0.11         $0.03          $1.41         $1.45
                                   ============  ============   ============  ============

Earnings per share - Diluted:
 Income from continuing operations       $0.11         $0.10          $1.36         $1.48
 Discontinued operations                    --        ($0.07)            --        ($0.08)
                                   ------------  ------------   ------------  ------------
 Net Income                              $0.11         $0.03          $1.36         $1.40
                                   ============  ============   ============  ============

Weighted average shares:
 Basic                               5,279,057     5,240,865      5,271,069     5,232,895
 Diluted                             5,459,699     5,471,394      5,490,109     5,453,478

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